UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 22, 2016

uniQure N.V.

Matthew Kapusta,

Interim Chief Executive Officer and Chief Financial Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of uniQure N.V. dated November 22, 2016, announcing the Company’s unaudited consolidated financial results for the three and nine months ended September 30, 2016.

Furnished as Exhibit 99.2 to this Report on Form 6-K are the Company’s unaudited consolidated financial statements, together with the related management’s discussion and analysis, for the three and nine months ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: November 22, 2016	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press release of uniQure N.V. dated November 22, 2016, announcing the Company’s unaudited consolidated financial results for the three and nine months ended September 30, 2016.

99.2	Unaudited consolidated financial statements of uniQure N.V., together with the related management’s discussion and analysis, for the three and nine months ended September 30, 2016.